Exhibit 99.1

Bright Scholar Filed Annual Report on Form 20-F for Fiscal 2023

FOSHAN, Jan. 2, 2024 /PRNewswire/ — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), a global premier education service company, today announced that it had filed its annual report on Form 20-F (the “Annual Report”) for the fiscal year ended August 31, 2023 with the U.S. Securities and Exchange Commission (the “SEC”) on January 2, 2024. The annual report on Form 20-F, which contains the Company’s audited financial statements, can be accessed on the SEC’s website at http://www.sec.gov as well as via the Company’s investor relations website at http://ir.brightscholar.com. Hard copies of the annual report are available, free of charge, to shareholders upon request.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, which primarily provides quality international education to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education.

IR Contact:

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-2991-6814